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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 8-B
                       FOR REGISTRATION OF SECURITIES OF
                           CERTAIN SUCCESSOR ISSUERS
                FILED PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                 U S WEST, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                       84-0926774
     (State of incorporation or            (IRS Employer
            organization)               Identification No.)

       7800 EAST ORCHARD ROAD
         ENGLEWOOD, COLORADO                   80111
   (Address of principal executive           (Zip Code)
              offices)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT OF 1934:

            TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH
            TO BE SO REGISTERED:              EACH CLASS IS TO BE REGISTERED:
--------------------------------------------  -------------------------------

Liquid Yield Option Notes Due 2011            New York Stock Exchange

Guarantee by U S WEST, Inc. for the           New York Stock Exchange
benefit of holders of 7.96% Trust
Originated Preferred Securities of
U S WEST Financing I

Guarantee by U S WEST, Inc. of 8.625%         New York Stock Exchange
Medium-Term Notes Due 2001 of U S WEST
Capital Funding, Inc.

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934:
        None.

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ITEM 1. GENERAL INFORMATION.

    (a) U S WEST, Inc. (the "Registrant") was organized on May 12, 1995 as a corporation under the laws of the state of Delaware.

    (b) The Registrant's fiscal year ends December 31.

ITEM 2. TRANSACTION OF SUCCESSION.

    (a) The predecessor of the Registrant will be U S WEST, Inc., a Colorado corporation ("U S WEST"), which has securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended.

    (b) Shareholders of U S WEST will be asked at a Special Meeting of Shareholders to be held on October 31, 1995 (the "Special Meeting") to consider and approve an Agreement and Plan of Merger, dated as of August 17, 1995 (the "Merger Agreement"), between U S WEST and the Registrant, pursuant to which (i) U S WEST will be merged with and into the Registrant, a wholly owned subsidiary of U S WEST (the "Merger"). At the effective time of the Merger (the "Effective Time"), (i) each Liquid Yield Option Note Due 2011 ("LYONs") of U S WEST will be assumed by, and become the obligation of, the Registrant, (ii) the Guarantee by U S WEST (the "TOPrS Guarantee") of the 7.96% Trust Originated Preferred Securities of U S WEST Financing I (the "TOPrS") will be assumed by, and become the obligation of, the Registrant and (iii) the Guarantee by U S WEST (the "Notes Guarantee") of the 8.625% Medium-Term Notes Due 2011 (the "Notes") of U S WEST Capital Funding, Inc. ("Capital Funding") will be assumed by, and become the obligation of, the Registrant.

ITEM 3. SECURITIES TO BE REGISTERED.

    (a) LYONs

    As of October 24, 1995, $1,667,500,000 aggregate principal amount at maturity of LYONs was authorized and $1,572,000,000 aggregate principal amount at maturity of LYONS was issued. No LYONs were held by or for the account of U S WEST.

    (b) TOPS Guarantee

    As of October 24, 1995, one TOPrS Guarantee was authorized and issued, which guaranteed the obligations of U S WEST Financing under 24,000,000 TOPrS. No TOPrS Guarantees were held by or for the account of U S WEST.

    (c) Notes Guarantee

    As of October 24, 1995, one Notes Guarantee was authorized and issued, which guaranteed the obligations of Capital Funding under $25,000,000 of Notes. No Notes Guarantees were held by or for the account of U S WEST.

ITEM 4. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

    (a) LYONs

    A description of the LYONs is contained in the Registration Statement of the Registrant on Form S-3 (File No. 33-40885) and is incorporated herein by reference.

    (b) TOPrS Guarantee

    A description of the TOPrS Guarantee is contained in the Registration Statement of the Registrant, U S WEST Capital Funding, Inc., U S WEST Financing I, U S WEST Financing II and U S WEST Financing III on Form S-3 (File No. 33-57889) and is incorporated herein by reference.

    (c) Notes Guarantee

    A description of the Notes Guarantee is contained in the Registration Statement of U S WEST and Capital Funding on Form S-3 (File Nos. 33-19226 and -19226-01) and is incorporated herein by reference.

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ITEM 5. FINANCIAL STATEMENTS AND EXHIBITS.

    (a) Financial Statements.

    Financial statements of the Registrant are included in the Proxy Statement provided to shareholders of U S WEST in connection with the Special Meeting, which also constitutes a prospectus of the Registrant with respect to the shares of capital stock of the Registrant issued in the Merger (the "Proxy
Statement/Prospectus"). The Proxy Statement/Prospectus is included in the Registration Statement of the Registrant on Form S-4 (File No. 33-59315) and is filed as Exhibit 99 to this Registration Statement. Accordingly, pursuant to the Instructions as to Financial Statements, such financial statement are not included herein.

    (b) Exhibits

2       --  Agreement and Plan of Merger, dated as of August 17, 1995, between the Registrant and U S WEST (incorporated herein by reference to
            Exhibit 1 to Registration Statement on Form S-4, File No. 33-59315).
4-A     --  Form of Indenture relating to the LYONs between U S WEST and Norwest
            Bank Minnesota, N.A., as Trustee (incorporated herein by reference to Exhibit 4(a) to Registration Statement on Form S-3, File No.
            33-40885.
4-B     --  Form of First Supplemental Indenture relating to the assumption by the Registrant of the obligations of U S WEST under the LYONS.
4-C     --  Form of TOPrS Guarantee (incorporated herein by reference to Exhibit
            4-I to Registration Statement on Form S-3, File No. 33-57889).
4-D     --  Form of Indenture relating to the Notes Guarantee among U S WEST,
            Capital Funding and First National Bank of Santa Fe, as Trustee
            (incorporated herein by reference to Exhibit 4-A to Registration
            Statement on Form S-3, File Nos. 33-19226 and -19226-01).
4-E     --  Form of First Supplemental Indenture relating to the assumption by the Registrant of the obligations of U S WEST under the Notes
            Guarantee.
99      --  Proxy Statement/Prospectus (contained in the the Registrant's
            Registration Statement on Form S-4 File No. 33-59315, and
            incorporated herein by reference).

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                                   SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 30, 1995

                                          U S WEST, Inc.

                                          By:        /s/ STEPHEN E. BRILZ
                                          --------------------------------------
                                          Name: Stephen E. Brilz
                                          Title: Assistant Secretary

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